Exhibit 99.1



                                [GRAPHIC OMITTED]

                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                           THIRD QUARTER 2005 RESULTS


Tel Aviv, Israel - December 12, 2005- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the third quarter of 2005, and for the nine-month period ended September 30, 2005.


Net Income for the third quarter of 2005 totaled NIS 78.7 million (US $17.1 million), compared with a net Income of NIS 90.4 million in the corresponding period of 2004.


Revenues for the Third quarter of 2005 totaled NIS 289.2 million (US $62.9 million), compared with revenues of NIS 255.5 million in the corresponding period of 2004.


Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "The net income reflected in the third quarter includes only a part of the profit deriving from the first stage of the transaction with the Klepierre Group of France (for the sale of four operational shopping centers in Poland) ("Stage A Transaction"), in an aggregate amount of NIS 172 million ($ 37 million) net, after the realization of a debit capital reserve from foreign currency translation adjustments, in the aggregate amount of approximately NIS 58 million ($ 13 million). The total increase in the Company's equity, as a result of the implementation of this part, reached therefore to approximately NIS 230 million ($ 50 million). These results do not include additional profit of approximately NIS 130-150 million ($ 28-33 million) deriving from the completion of Stage A Transaction, which it is anticipated will be included in the results of operations in the fourth quarter of 2005 and during 2006, However, part of this additional profit is subject to the fulfillment of certain terms specified in the Stage A Transaction Agreement.

The Company's shareholders equity has increased in the third quarter of 2005 by approximately NIS 160 million ($ 35 million) and is expected to increase in the fourth quarter of 2005 to approximately NIS 1 billion ($ 217 million) as a result of the completion of the merger by way of an exchange of shares between the Company and Elscint Limited, which transaction was successfully consummated on November 23, 2005) and without taking into consideration the results of the fourth quarter of 2005.

The current ratio of the Company as of September 30, 2005 is 1.20 compared with
0.75 at the corresponding date last year, reflecting the excess of the free liquid funds of the Company over its current liabilities, which provides the Company with additional resources for its future investments and activities.

The recent acquisition of the Hypodrome site in a prime location in central Budapest, on November 15, 2005, offers an attractive opportunity to continue our tradition of successful development of shopping mall projects in Hungary."

Following the consummation of the various "exit" transactions which commenced during 2004, and in consequence of the change to the Company's business model as specified below, the Company's management believes that the historical presentation format its statement of operations ("Multiple - step form") is no longer a meaningful measure and presentation of the Company's business activities.

During the course of the past two years, the major part of the Company's business activities have evolved from the entrepreneurship, development and operation of various commercial real estate assets in the medium to long term, into the entrepreneurship and development of such assets supported by short term management and operation activities with the principal objective of enabling the Company to perform and implement rapid exits and the prompt realization of its assets expeditiously following the completion of construction, and/or into the construction of assets under pre-sale development agreements executed with third parties (such as investment or management companies on the basis of turnkey construction agreements). This new business model is intended to reap the advantages of the Company's strengths and expertise in the entrepreneurship and development of projects, rather than investing precious financial and manpower resources for the operation of its assets for the long term.

Accordingly, as and from the third quarter of 2005, the Company has decided to adopt a new method for the presentation of its consolidated statement of operations reports, whereby all expenses are presented in one group, which are deducted as a whole from the total revenues which are also represented in one group ("Single - step form"). In the view of the Company's management, this new method of presentation more adequately and suitably reflects the nature of the Company's operations on a consolidated basis, in the light of the Company's modified strategy and goals. Corresponding figures for the previous accounting periods have been reclassified, accordingly.


About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


For Further Information:
Company Contact                          Investor Contact
Shimon Yitzhaki                          Kathy Price
Elbit Medical Imaging Ltd.               The Global Consulting Group
(972-3) 608-6000                         1-646-284-9430
syitzhaki@europe-israel.com              kprice@hfgcg.com
---------------------------              ----------------


                                                          ELBIT MEDICAL IMAGING LTD.
                                                    CONSOLIDATED STATEMENT OF OPERATIONS

                                                         Nine months               Three months      Year ended    Nine months
                                                         ended Sep 30              ended Sep 30        Dec 31      ended Sep 30
                                                     ---------------------      -------------------  ----------    ------------
                                                      2005        2004(*)       2005       2004 (*)    2004 (*)        2005
                                                     ---------------------      -------------------  ----------    ------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                           NIS in thousands                          US$'000
                                                     ---------------------------------------------------------     -----------
Revenues
Sale of commercial centers ,net                      205,863      140,728     171,645      140,728     131,921        44,772
Commercial center operations                         119,654      252,786      22,990       56,935     311,893        26,023
Hotels operations and management                     187,614      160,342      66,382       51,063     218,365        40,803
Sale of medical systems                               47,831       19,457      13,909        2,239      44,049        10,403
Other operational income                              25,693        9,922      14,297        3,316      13,238         5,588
Others                                                 1,958       13,207           0        1,196      16,415           426
                                                    ---------------------    ---------------------    --------      --------
                                                     588,613      596,442     289,223      255,477     735,881       128,015
                                                    ---------------------    ---------------------    --------      --------

Costs and Expenses
Commercial center operations                         125,911      208,982      34,591       58,667     271,392        27,384
Hotels operations and management                     182,293      146,866      68,683       47,692     207,152        39,646
Sale of medical systems                               30,758       13,963      11,170        4,956      26,039         6,689
Other Operational Expenses                            29,136        2,417      15,141          782       3,655         6,337
Research and development expenses, net                43,285       30,747      16,628        9,652      38,158         9,414
General and administrative expenses                   31,867       31,225       8,783       11,684      43,627         6,931
Share in Losses of associated companies, net           9,054        9,609       3,813        1,333      15,968         1,969
Financial expenses, net                               91,287       54,143      26,727       27,046      53,569        19,854
Other Expenses                                        49,033       47,952      18,079       20,545      51,428        10,664
                                                    ---------------------    ---------------------    --------      --------
                                                     592,624      545,904     203,616      182,357     710,988       128,887
                                                    ---------------------    ---------------------    --------      --------

Profit (loss) before income taxes                     (4,011)      50,538      85,607       73,120      24,893          (872)
Income taxes                                          12,219       18,150      27,993        1,061      15,804         2,657
                                                    ---------------------    ---------------------    --------      --------
Profit (loss) after income taxes                     (16,230)      32,388      57,614       72,059       9,089        (3,530)
Minority interest in results of subsidiaries, net     55,143       30,533      20,604       15,872      27,448        11,993
                                                    ---------------------    ---------------------    --------      --------
Profit (loss) from continuing operation               38,913       62,921      78,218       87,931      36,537         8,463
Profit (loss) from discontinuing operation, net       (1,358)       3,305         519        2,457       6,810          (295)
cumulative effect of accounting change at the
beginning of the year                                   (622)        --           (17)        --          --            (135)
                                                    ---------------------    ---------------------    --------      --------
Net income                                            36,933       66,226      78,720       90,388      43,347         8,032
                                                    =====================    =====================    ========      ========
Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation                               1.77         2.74        3.57         3.83        1.59          0.39
From discontinuing operation                           (0.06)        0.14        0.02         0.11        0.30         (0.01)
cumulative effect of accounting change at the
beginning of the year                                  (0.03)        --          --           --          --           (0.01)
                                                    ---------------------    ---------------------    --------      --------
Basic earnings per share                                1.68         2.88        3.59         3.94        1.89          0.37
                                                    =====================    =====================    ========      ========
Diluted earnings per share                              1.68         2.80        3.59         3.79        1.84          0.37
                                                    =====================    =====================    ========      ========

(*) Reclassified as a result of a change from "Multiple step form" into the "Single step form" - see above.


                                                  ELBIT MEDICAL IMAGING LTD.
                                                 CONSOLIDATED BALANCE SHEETS

                                                                       Sep 30                  Dec 31          Sep 30
                                                              ------------------------        --------      ------------
                                                                 2005           2004            2004            2005
                                                              ------------------------        ---------     ------------
                                                                                                             Convenience
                                                                                                             translation
                                                                          NIS in thousands                     US$'000
                                                             -----------------------------------------       -----------
Current Assets
Cash and cash equivalents                                      551,715         510,419         345,745         119,990
Short-term deposits and investments                            260,511         276,642         278,021          56,657
Trade accounts receivable                                       25,664          37,852          39,102           5,582
Receivables and other debit balances                            73,681          67,159          66,140          16,025
Inventories                                                     23,205           7,633           7,331           5,047
                                                             -------------------------      ----------       ---------
                                                               934,776         899,705         736,339         203,301
                                                             -------------------------      ----------       ---------

Long-Term Investments and Receivables
Long-term deposits, debentures, loans and receivables           60,800         113,438         113,785          13,223
Investments in investees and other companies                    60,237         120,541          71,608          13,101
                                                             -------------------------      ----------       ---------
                                                               121,037         233,979         185,393          26,324
                                                             -------------------------      ----------       ---------

Fixed Assets                                                 2,789,157       3,360,902       3,527,988         606,602
                                                             -------------------------      ----------       ---------

Other Assets and Deferred Expenses                              33,825          49,768          55,859           7,356
                                                             -------------------------      ----------       ---------

Assets Related to Discontinuing Operations                      12,911          14,893          14,700           2,808
                                                             -------------------------      ----------       ---------

                                                             3,891,706       4,559,247       4,520,279         846,391
                                                             =========================      ==========       =========

Current Liabilities
Short-term credits                                             531,164         912,614         536,937         115,521
Suppliers and service providers                                 74,450          82,214          74,358          16,192
Payables and other credit balances                             176,571         190,265         183,446          38,402
                                                             -------------------------      ----------       ---------
                                                               782,185       1,185,093         794,741         170,114
                                                             -------------------------      ----------       ---------

Long-Term Liabilities                                        1,844,541       1,928,374       2,418,897         401,162
                                                             -------------------------      ----------       ---------

Liabilities Related to Discontinuing Operations                 70,268          78,371          71,986          15,282
                                                             -------------------------      ----------       ---------

Convertible debentures                                          61,854            --              --            13,452
                                                             -------------------------      ----------       ---------

Minority Interest                                              386,781         446,198         430,687          84,119
                                                             -------------------------      ----------       ---------

Shareholders' Equity                                           746,077         921,211         803,968         162,261
                                                             -------------------------      ----------       ---------
                                                             3,891,706       4,559,247       4,520,279         846,391
                                                             =========================      ==========       =========